UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

                         For the month of October, 2006

                        Commission File Number 000-22286

                       Taro Pharmaceutical Industries Ltd.
                 (Translation of registrant's name into English)

                   14 Hakitor Street, Haifa Bay 26110, Israel
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

                         Taro Expects to Receive Report
                  from Independent Counsel by October 20, 2006


    HAWTHORNE, N.Y.--(BUSINESS WIRE)--Oct. 5, 2006--Taro Pharmaceutical Industries Ltd. ("Taro," the "Company," NASDAQ: TARO) today announced that its Board of Directors presently expects to receive the report from the independent counsel retained by its Audit Committee to investigate the circumstances relating to the previously announced restatement of the Company's 2003 and 2004 financial results by October 20, 2006.

    Upon receiving the independent counsel's report, Taro will provide a report on the investigation to the Nasdaq Listing Qualifications Panel in connection with the Company's request for continued listing of its shares on The Nasdaq Global Select Market. As previously announced, subject to the Panel's review of the report, a further extension, to November 17, 2006, was granted for Taro to file its Annual Report on Form 20-F for the year ended December 31, 2005 with the U.S. Securities and Exchange Commission. If these conditions and other relevant listing requirements are met, the Company's ordinary shares will maintain their current listing.

    Taro is a multinational, science-based pharmaceutical company dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products. For more information on Taro, please visit www.taro.com.

    SAFE HARBOR STATEMENT

    Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements that do not describe historical facts, and statements that include the word "will," "intend," "expects," or similar language; and statements concerning the continued listing of the Company's securities on The Nasdaq Global Select Market, the independent investigation, and the filing of Taro's Annual Report on Form 20-F for 2005. Although the Company believes that such statements are based on reasonable assumptions and reliable sources, it has no assurance thereof. Factors that could cause actual results to differ include, but are not limited to, actions by Nasdaq staff, the timing and outcome of the independent investigation, the ability of the Company to finalize its 2005 audit, general economic conditions, industry and market conditions, regulatory actions and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company's SEC reports, including its Annual Reports on Form 20-F. Forward-looking statements speak only as of the date on which they are made. The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.



    CONTACT: Taro Pharmaceutical Industries Ltd.
             Daniel Saks, 914-345-9000 Ext. 6208
             Vice President, Corporate Affairs
             or
             Kevin Connelly, 914-345-9000 Ext. 6338
             Chief Financial Officer

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 5, 2006

                                  TARO PHARMACEUTICAL INDUSTRIES LTD.

                                  By:  /s/ Kevin Connelly
                                  ----------------------------------------
                                          Name:  Kevin Connelly
                                          Title: Senior Vice President and
                                                    Chief Financial Officer